Exhibit 12
E. I. DU PONT DE NEMOURS AND COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Nine Months
	Ended
	September 30,	Years Ended December 31,
	2008	2007	2006	2005	2004	2003

Income before cumulative effect of changes in accounting principles	$2,636	$2,988	$3,148	$2,056	$1,780	$1,002
Provision for (benefit from) income taxes	706	748	196	1,470	(329)	(930)
Minority interests in earnings (losses) of consolidated subsidiaries	10	7	(15)	37	(9)	71

Adjustment for companies accounted for by the equity method	(61)	218	11	(1)	99	360
Capitalized interest	(36)	(45)	(37)	(23)	(17)	(29)
Amortization of capitalized interest	27	34	33	33	365 [a]	119 [a]

	3,282	3,950	3,336	3,572	1,889	593

Fixed charges:
Interest and debt expense	272	430	460	518	362	347
Capitalized interest	36	45	37	23	17	29
Rental expense representative of interest factor	81	107	94	88	91	90

	389	582	591	629	470	466

Total adjusted earnings available for payment of fixed charges	$3,671	$4,532	$3,927	$4,201	$2,359	$1,059

Number of times fixed charges earned	9.4	7.8	6.6	6.7	5.0	2.3

[a]	Includes write-off of capitalized interest associated with exiting certain businesses.